UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Davide Campari-Milano S.p.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Davide Campari-Milano S.p.A.
(Name of Person(s) Furnishing form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Davide Campari-Milano S.p.A.
Via F. Sacchetti, 20
20099 Sesto San Giovanni (Milan)
investor.relations@campari.com
+39 02 6225 1
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description
1.1	Press Release of Davide Campari-Milano S.p.A. of February 18, 2020
1.2	Notice of Shareholders’ Meeting of Davide Campari-Milano S.p.A. of February 19, 2020

(b)	Not applicable

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in each of the Exhibits listed above.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III—CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Davide Campari-Milano S.p.A. is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV—SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DAVIDE CAMPARI-MILANO S.P.A.

By:	/s/ Fabio Di Fede
Name:	Fabio Di Fede
Title:	Group General Counsel and Business Development Officer

Date:	February 19, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.1	Press Release of Davide Campari-Milano S.p.A. of February 18, 2020
1.2	Notice of Shareholders’ Meeting of Davide Campari-Milano S.p.A. of February 19, 2020